

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2021

James Herriott
Deputy General Counsel
Exact Sciences Corporation
5505 Endeavor Lane
Madison, WI 53719

> **Re:** **Exact Sciences Corporation**
> **Form 10-Q**
> **Exhibit No. 10.1**
> **Filed October 27, 2020**
> **File No. 001-35092**

Dear Mr. Herriott:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance